EXHIBIT 12

Computation of Ratios of Earnings to Fixed Charges

	2003		2002		2001		2000		1999
	(In thousands)
Income before Income Taxes	$227,163		$214,743		$191,897		189,741		$187,396
Fixed Charges:
Interest Expense	274,165		322,261		480,240		517,754		384,891
1/3 Rent Expense	9,402		7,511		6,222		5,661		4,943

Total Fixed Charges	283,567		329,772		486,462		523,415		389,834
Adjusted Earnings	$510,730		$544,515		$678,359		$713,156		$577,230
Ratio of Earnings to Fixed Charges	1.80	x	1.65	x	1.39	x	1.36	x	1.48	x
Interest on Deposits	$139,695		$185,520		$323,499		$359,460		$279,166
Ratio of Earnings to Fixed Charges excluding interest on deposits	2.58	x	2.49	x	2.18	x	2.16	x	2.69	x